March 15, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Acceleration Acquisition Corp.
Registration Statement on Form S-1
File No. 333-253764

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Accelerate Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on March 17, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, in excess of 613 copies of the Preliminary Prospectus dated March 2, 2021 have been or will be distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Pedro Bollmann
Name:	Pedro Bollmann
Title:	Executive Director

By:	/s/ Tyler Nash
Name:	Tyler Nash
Title:	Associate Director